January 15, 2007

Mr. Dennis C. Hult
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

RE: Letter dated January 12, 2007

Dear Mr. Hult:

In response to the referenced letter please be advised of the following:

Form 8-K dated and filed January 9, 2007
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Item 4(a)(1)(i), page 2
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1.  Please  revise the Form to state  whether  the former  accountant  resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(l)(i) of Regulation S-K. It is not sufficient to state that "the registrant intended to retain a different independent accounting firm", as that wording is unclear to a reader.

Answer (The Form has been revised to state that the Registrant's Former accountant was dismissed, and the specific date of dismissal, as required by
Item 304 (a)(1)(i) of Regulation S-B)

2.  The  disclosure   should  also  indicate  whether  the  board  of  directors
recommended   or  approved  the  decision  to  change   accountants.   See  Item
304(a)(l)(iv)(D).

Answer (The Form 8-K has been revised to indicate that the Registrant's board of directors participated in and approved the decision to dismiss the Registrant's accountants.)

3. We note that the auditor's letter filed as Exhibit 1 is dated January 5, 2007 and indicates on that date they were notified of the dismissal- Please reconcile this with disclosure made in paragraph (a)(l)(i) of your report and the date of the report, which should be the date of earliest event reported.

Answer (The disclosure made in paragraph (a)(1)(i) and the date of the Report have been revised to reconcile with the auditors letter filed as an Exhibit to the Report)

4. Please have your auditor provide you with an Exhibit 16 letter stating whether they agree with the statements made by the registrant in the Item 4.01 Form 8-K and, if not, stating the respects in which it does not agree. See Item 304 (a)(3) of Regulation SB. The letter should be filed as Exhibit 16. Note: the letter filed as Exhibit 1 appears to be a SECPS letter which serves a different purpose and is not required to be filed as an exhibit with you Item 4.01 Form 8-K.

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Page 2. Letter From SEC 1-12-2007

In connection with responding to our responses, Registrant acknowledges that:

1. Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2. SEC comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information please let us know.

Sincerely,

/s/ Scott A. Haire

Scott A. Haire,

President